UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Enclosure: A press release dated August 17, 2023 announcing the appointment of Mr. Hüseyin Arslan to Turkcell’s Early Detection of Risk Committee.

Istanbul, August 17, 2023

Announcement Regarding the Early Detection of Risk Committee

Our Company's Board of Directors has decided to appoint Mr. Hüseyin Arslan as a replacement for Mr. Tahsin Yazar, who has resigned from the Early Detection of Risk Committee membership.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)